

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 0305

October 11, 2006

Qingjie Zhao
Wonder Auto Technologies, Inc.
No. 56 Lingxi Street
Jinzhou City, Liaoning
People's Republic of China, 121013

Re: Wonder Auto Technologies, Inc
Amendment No. 3 to Form S-1 filed October 4, 2006
File No. 333-135250

Dear Mr. Zhao:

We have reviewed your responses to the comments in our letter dated September 15, 2006 and have the following additional comments. Please note that all references to page numbers correspond to the marked version provided by counsel.

Our Background and History, page 1

1. Please revise to disclose the terms of the credit facility and to briefly discuss the domestic commercial invoice discount agreement and the RMB short term loan agreement in the summary. Additionally, revise to clarify the significance of the Dong Woo share purchase. In this regard, we note that investors do not learn that Dong Woo is one of your suppliers until they read the MD&A section.

If our credit providers were to default on the credit facility agreement, page 4

2. We note your revision in response to our prior comment one. Please revise to disclose any restrictions placed on the company by the credit facility agreement. For example, disclose my limitations on its ability to borrow addition funds or enter into significant transactions.

Wonder Auto Technology, Inc. Consolidated Financial Statements for each of the three years in the period ended December 31, 2005

Note 2. Corporate information
(b) Reorganization before RTO, page 33

3. Please revise your amounts related to your common stock (i.e. number of shares and per share price) disclosed throughout page F-34 to retroactively effect the recapitalization transaction on June 22, 2006 and the 2.449719-for-1 forward stock split accordingly. You should proportionally adjust each amount based on the 17,227,198 total common stock amount after the recapitalization and forward stock split.

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Closing

We direct your attention to Rule 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel (202) 551-3813, if you have questions regarding comments on the financial statements and related matters. Please contact Messeret Nega at (202) 551-3316 or me at (202) 551-3454 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: Via Facsimile (202) 654-1804
        Louis A. Bevilacqua, Esq.
        Thelen Reid & Priest LLP